Exhibit 99.1

For Immediate Release

TFI International Declares Quarterly Dividend

Montreal, Quebec, March 15, 2021 – The Board of Directors of TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, declared a quarterly dividend of US $0.23 per outstanding common share of its capital payable on April 15, 2021 to shareholders of record at the close of business on March 31, 2021.

Any Canadian shareholder whose name appears in the shareholders' register on the record date of the said payment may elect to receive their payment in equivalent CAD currency converted at the Bank of Canada exchange rate in effect on the record date.

Canadian shareholders of record will receive an election form to return accordingly.  If no election is made, payment of this and all future dividends will be in U.S. currency.  Any elections to receive dividends in equivalent Canadian currency shall be deemed permanent unless shareholders advise otherwise at least 30 days prior to future record dates.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com